Exhibit 99.2

CALEDONIA MINING CORPORATION	AUGUST 11, 2014

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal quarter ended June 30, 2014 (“Q2 2014” or the “Quarter”) and the period ended August 11, 2014.  It should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements of Caledonia for the six months  ended June 30, 2014 (“the Unaudited Condensed Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Financial Statements and related notes have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Costs

4.5.	Underground

4.6.	Metallurgical Plant

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities

4.10.	Outlook

5.	Exploration and Project Development

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy and Other Shareholder Information

15.	Securities Outstanding

16.	Risk Analysis

17.	Forward-Looking Statements

18.	Controls

19.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Gold Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

	Q2 2013	Q2 2014	H1 2013	H1 2014	Comment
Gold produced (oz)	11,588	11,223	22,060	21,464	Gold production in Q2 2014 was adversely affected by lower head grade and lower tonnage throughput
On Mine cash cost (US$/oz)1	587	624	620	638	On mine costs remain low
All-in sustaining cost (US$/oz)1	959	881	942	903	All-in sustaining cost benefitted from lower on mine costs and reduced capital investment
Gold Sales (oz)	11,588	11,223	23,552	23,433	Gold sales in H1 2014 includes work in progress brought forward from the preceding quarter of 1,969 oz
Average realised gold price (US$/oz)1	1,373	1,271	1,488	1,269	The lower realised gold price in the Quarter compared to Q2 2013 and H1 2013 was primarily due to the lower gold price
Gross profit ($’m)2	8.6	5.6	17.7	11.7	Lower gross profit was mainly due to the lower realised gold prices, ameliorated by the sale in H1 of gold work in progress brought forward
Net profit attributable to shareholders ($’m)	3.1	1.8	7.6	4.3	Lower net profit in Q2 and H1 was primarily due to lower gold sales, lower realised gold price and higher effective taxation rate.
Adjusted basic earnings per share3 (cents)	9.1	3.7	21.0	7.8	Adjusted basic earnings per share excludes foreign exchange profits and losses.
Cash and cash equivalents ($’m)	22.5	25.8	22.5	25.8	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	3.4	1.7	4.6	7.9	Strong cash generation in H1 due to sale of work in progress in January.
Payments to the community and Zimbabwe government ($’m)	6.7	3.6	12.3	6.6
Blanket continues to make a substantial contribution to the Zimbabwean government in the form of taxes, royalties and other fees and charges.  Payments in 2014 include the 1.5% of the value of the gold processed by Fidelity

1   Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2   Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3   Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

Indigenisation

Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of the $30 million vendor facilitation loans and a monthly management fee. Caledonia continues to consolidate Blanket for accounting purposes.

Exploration Highlights

Exploration continued at the Blanket Mine focussed on the potential to extend the Blanket mineralisation below the 750 meter level and at certain of its satellite properties.  A compilation of recent diamond drill intersections of the mineralised shoots below Blanket section is presented in Section 5.1 of this MD&A.  Based on this information, additional inferred resources amounting to approximately 500,000 tonnes at 3.9 g/t was added to the Blanket mine mineral resources disclosed in the 2014 Annual Information Form.

Exploration development and diamond drilling at the GG and Mascot satellite projects have established the existence of multiple mineralized zones with potentially favourable gold grades.  Further work is being done to define the extent and viability of these mineralized zones and their metallurgical amenability to processing.

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April and July.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any suitable opportunities that may arise without the need to raise third party finance.

Strategy and Outlook

Caledonia’s primary strategy is to continue the existing investment programme at Blanket with the objective of increasing production.  Caledonia believes the continuation of this strategy is in the best interests of shareholders because it is expected to increase cash flows and accelerate the repayment of the outstanding facilitation loans.   In Q1 2013, Blanket Mine embarked on a strategy to increase gold production over the next 4 years by accelerating the access to resources below 22 Level. The strategy was based on being able to add to existing production sources by accessing new resource blocks in the Blanket section below 22 Level.

Since this plan was initiated, the gold price has fallen from approximately US$1,700 per ounce to the current level of approximately US$1,300 per ounce, and projections for future gold prices have also been significantly reduced.  As set out in Section 4.3 of this MD&A, gold production at Blanket has been lower than anticipated.  In addition, taxes and regulatory fees in Zimbabwe have increased and the regulatory environment in Zimbabwe remains subject to unexpected adverse changes.  Blanket mine remains cash generative however, the combined effect of these factors means that the rate of cash generation at Blanket is lower than anticipated.  Accordingly, management at Blanket and Caledonia is currently conducting its annual review of the medium term capital investment programme at Blanket.  The revised programme is expected to be finalised in Q4 of 2014 and may result in revisions to the rate of increase in Blanket’s future production.

Subject to an ongoing evaluation of the investment climate in Zimbabwe, Blanket and Caledonia will also consider additional acquisition opportunities in Zimbabwe on the basis of, inter alia, their fit with the existing operations and their capacity to enhance value for both Blanket’s indigenous shareholders and Caledonia.

Caledonia may also consider using its financial and managerial resources which are outside Zimbabwe to consider any suitable opportunities elsewhere in sub-Saharan Africa.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the unaudited consolidated profit and loss for the three and six months ended June 30, 2014 and 2013 prepared under IFRS.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30		For the 6 months ended June 30 (i)
	2013	2014	2013	2014
	$	$	$	$
Revenue	17,190	15,555	36,408	32,618
Royalty	(1,137)	(1,090)	(2,486)	(2,285)
Production costs	(6,602)	(7,768)	(14,621)	(16,556)
Depreciation	(820)	(1,025)	(1,623)	(2,083)
Gross profit	8,631	5,672	17,678	11,694
Administrative expenses	(3,377)	(1,760)	(4,552)	(3,607)
Foreign exchange (loss)/gain.	-	(129)	-	128
Gain on sale of property plant and equipment	-	5	-	5
Results from operating activities	5,254	3,788	13,126	8,220
Finance (expense)/income	(134)	(29)	(198)	(70)
Profit before income tax	5,120	3,759	12,928	8,150
Income tax expense	(1,375)	(1,237)	(3,653)	(2,537)
Profit for the period	3,745	2,522	9,275	5,613
Profit/(loss) on foreign currency translation	1,720	(2,288)	2,547	(154)
Total comprehensive income for the period	5,465	234	11,822	5,459
Earnings per share (cents)
Basic	5.8	3.5	14.7	8.2
Diluted	5.8	3.4	14.6	8.0
Adjusted earnings per share (cents) (ii)
Basic	9.1	3.7	21.0	7.8
(i)	Results for the six months to June 30 2014 incorporate the re-stated earnings for Q1 2014. Corrected financial statements and MD&A for Q1 2014 have been re-filed
(ii)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in Q2 2014 were lower than Q2 2013 due mainly to the lower realised gold price: 11,223 ounces of gold were sold in Q2 2014, 3% fewer than in Q2 2013.  However the average realised gold price in Q2 2014 was US$1,271 per ounce - 7% lower than the average realised price per ounce in Q2 2013.  The realised gold price in Q1 and Q2 of 2014 represents the 98.5% of the value of the gold that is received by Blanket in terms of its sale agreement to Fidelity Printers and Refiners Ltd (“Fidelity”).  Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity.  Prior to this change, Blanket sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained.  There was no work in progress at the end of Q2 and Q2 sales did not include any work in progress brought forward from the previous quarter.  Sales in Q1 2014 included 1,969 ounces of work in progress brought forward from Q4 of 2013.  Gold production is discussed in Section 4.3 of this MD&A.

Production costs in the Quarter were $7,768,000, representing an on-mine cash cost4 of US$624 per ounce of gold produced compared with US$651 per ounce in the preceding quarter.  The all-in sustaining cost4 per ounce of gold produced in the Quarter was US$888 compared to US$923 per ounce of gold in the previous quarter.  Further discussion of production costs is set out in Section 4.4 of this MD&A.

Administrative expenses in the Quarter were $1,760,000 compared to $3,377,000 in Q2 of 2013 (the “comparative period”) and $1,847,000 in the preceding quarter and are analysed in Note 7 to the Unaudited Condensed Consolidated Financial Statements.  Administrative expenses in the comparative period included a donation of US$2 million to the Presidential Scholarship Fund as part of Blanket’s Corporate and Social investment Programme.   The administrative expense in the Quarter reflects increased wages and salaries resulting from the strengthening of the management team, professional consulting fees and the holding costs of Caledonia’s office in Zambia, which are no longer capitalised.  Caledonia’s management team has been strengthened by the appointment of Dana Roets as Chief Operating Officer in August 2013, and the appointment of an individual to assist in the areas of project management and mine design, and an assistant to the CFO.

The foreign currency loss is a non-cash item which reflects the profit or loss arising on the translation into the functional currency of both the Canadian and South African entities where the cash balances they hold are in currencies other than their functional currency.

The taxation charge in Q2 includes Zimbabwean income tax on the profits arising at Blanket, Zimbabwean withholding tax on payments out of Zimbabwe and South African income tax on inter-company profits arising in South Africa.  Intercompany profits are eliminated on consolidation, but the tax payable on such profits is not.  Caledonia’s South African subsidiary has exhausted its tax losses, and it is therefore likely that in the future Caledonia’s consolidated profit will include an element of South African income tax.

The loss on foreign currency translation differences for foreign operations is a non-cash item which reflects the loss arising on the translation of non-Canadian dollar balance sheets into Canadian dollars for consolidation purposes.  The main element of this loss in the Quarter arose from the translation of Blanket’s US dollar denominated balance sheet into Canadian dollars and reflects the devaluation of the US dollar against the Canadian dollar in the Quarter.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Condensed Consolidated Financial Statements.

The adjusted earnings per share4 aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses.

Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.

The table below sets out the consolidated statements of cash flows for the three months to June 30, 2014 and 2013 prepared under IFRS.

4   Non-IFRS measures such as “on-mine cash cost per ounce”, “all-in sustaining cost per ounce” and “adjusted earnings per share” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non IFRS measures.

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
Cash flows from operating activities
Cash generated by operating activities	3,528	5,784	10,396	11,219
Advance payment	-	(1, 018)	-	(1,987)
Net Interest paid	(29)	(134	(70)	(198)
Tax paid	(1,841)	(1,250)	(2,441)	(4,413)
Cash from operating activities	1,658	3, 382	7,885	4,621

Cash flows from investing activities
Property, plant and equipment additions	(1,550)	(3, 768)	(3,582)	(5,108)
Net cash used in investing activities	(1,550)	(3, 768)	(3,582)	(5,108)

Cash flows from financing activities
Dividend paid	(980)	(2,616)	(1,887)	(5,450)
Proceeds from shares issued	-	288	-	470
Net cash used in financing activities	(980)	(2,328)	(1,887)	(4,980)
Net increase/(decrease) in cash and cash equivalents	(872)	(2,714)	2,416	(5,467)
Cash and cash equivalents at beginning period	26, 714	25,189	23,426	27, 942
Cash and cash equivalents at end of period	25,842	22,475	25,842	22,475

Cash generated from operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Financial statements.  Cash generated from operating activities was lower in the Quarter compared to the previous quarter due to lower gold sales.  Gold sales in the previous quarter included 1,969 ounces of work in progress carried forward from 2013, for which the production costs were incurred in 2013, with a consequential benefit to cash-flows in Q1 of 2014. Tax payments in Q2 included South African income tax arising on inter-company profits and Zimbabwean income tax.

Investment in property, plant and equipment in Q2 of 2014 and the first half of 2014 were lower than in the respective comparative periods.  The reduction was due mainly to reduced investment that is required to sustain current operations which reflects the good condition of the plant and equipment following intensive investment in previous years.    Blanket’s capital projects are described in Sections 4.7 and 5 of this MD&A.

The dividends paid in the Quarter primarily relate to the quarterly dividend of 1.5 cents per share which was paid by Caledonia on April 30, 2014 in terms of the quarterly dividend policy which was announced in November 2013.  The consolidated dividends also includes $318,000 of dividends that were paid to Blanket’s indigenous shareholders after retentions to repay the facilitation loans as described in Section 4.8 of this MD&A.

At June 30, 2014, Caledonia’s cash was held with banks primarily in the United Kingdom, Canada and in  South Africa.

The table below sets out the consolidated statements of Caledonia’s financial position at June 30, 2014 and December 31, 2013 prepared under IFRS.

Condensed Consolidated statements of Financial Position (unaudited) (In thousands of Canadian dollars)
	As at	June 30,	December 31,
		2014	2013
		$	$
Total non-current assets		35,344	33,448
Inventories		6,840	6,866
Prepayments		258	177
Trade and other receivables		3,210	3,889
Cash and cash equivalents		25,852	25,222
Total assets		71,494	69,602
Non-current liabilities		10,525	10,094
Trade and other payables		4,254	4,600
Income taxes payable		1,169	1,138
Bank overdraft		-	1,796
Total liabilities		15,948	17,628
Total equity		55,546	51,974
Total equity and liabilities		71,494	69,602

The increase in non-current assets reflects investment at Blanket to sustain the current level of production, investment in Blanket’s capital projects and satellite properties.  Blanket’s capital projects are discussed in section 4.7 of this MD&A; Blanket’s exploration and development projects are discussed in section 5 of this MD&A.

Inventories at June 30, 2014 comprise consumable stores, which include the build-up of stock of consumables and other equipment for use at Blanket’s capital projects.  Inventories at December 31, 2013 also included $871,000 of gold in progress at December 31, 2013; there was no gold in progress at June 30, 2014.

Trade and other receivables includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 10 to the Unaudited Condensed Consolidated Financial Statements.

Non-current liabilities comprises a liability for deferred taxation and a provision for rehabilitation at the Blanket and Eersteling5 Mines if and when they are permanently closed.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

(Thousands of Canadian dollars except per share amounts)	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	June 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 3,1 2014	June 30, 2014
Revenue from operations	21,494	17,612	19,218	17,190	16,591	12,114	17,063	15,555
Profit/(loss) after tax from operations	(9,199)	3,950	5,530	3,055	4,589	(14,354)	3,091	2,522
Earnings/(loss) per share – basic (cents)	(14)	6.4	9	5.8	7.2	(27.7)	4.7	3.5
Earnings/(loss) per share – diluted (cents)	(14)	6.4	9	5.8	7.2	(27.7)	4.7	3.4
Cash and cash equivalents	24,615	27,942	25,189	22,475	25,099	25,222	26,714	25,842

Quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

5    Eersteling Mine is a South African gold property, which has been held on a care and maintenance basis for several years pending the identification of a purchaser.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding six quarters.

Blanket Mine Safety Statistics
Incident Classification	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Fatal	0	0	0	1	0	0	0
Lost time injury	3	2	1	7	2	1	2
Restricted work activity	7	0	7	5	9	6	4
First aid	5	4	2	2	0	3	2
Medical aid	1	2	3	2	3	2	2
Occupational illness	0	0	0	0	0	0	0
Total	16	8	13	17	14	12	10
Incidents	10	12	12	11	17	10	6
Near misses	5	3	4	7	3	2	2
Disability Injury Frequency Rate (i)	0.81	0.52	0.25	1.75	0.46	0.24	0.49
Total Injury Frequency Rate (ii)	4.34	2.09	3.25	4.00	3.20	2.86	2.46
Man-hours worked (thousands)	738	767	801	800	865	840	812
(i)	A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii)	A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

The reduction in the incidence of total incidents in the Quarter compared to the previous four quarters reflects management’s continued close attention to this area.  Blanket management recognises the continued need to reinforce strict adherence to prescribed operating procedures by all employees.  There were no significant adverse environmental issues during the Quarter.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other duties, charges and fees to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501
Quarter 1	2014	-	-	3,026	3,026
Quarter 2	2014	5	-	3,617	3,622

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.  From 1 January 2014, Blanket has sold its gold production to Fidelity a subsidiary of the Reserve Bank of Zimbabwe.  Blanket is paid 98.5% of the value of the gold it delivers to Fidelity: the balance of 1.5% is retained by Fidelity and is included in the payments shown above.

4.3           Gold Production

Tonnes milled, average head grades, recoveries and gold produced and the average realised price per ounce during July 2014, the Quarter, the preceding 5 quarters and 2012 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz) 6
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,472	1,600
Quarter 2	2013	101,174	3.82	93.2	11,587	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,527	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,269
Quarter 2	2014	99,229	3.74	94.1	11,223	1,271
July	2014	35,526	3.49	93.1	3,708	1,283

Although below target by 230oz, gold production in the Quarter was higher than the previous quarter due to an increase in ore throughput, gold head grade and gold recovery. Compared to Q 2, 2013 the ore throughput and the gold head grade were slightly lower, the effects of which were offset by improved gold recovery.  Gold production in July 2014 continued to be affected by lower grade.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A; gold recoveries are discussed in Section 4.6 of this MD&A.

6    Non-IFRS measures such as “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.  The average realised price of gold is after deduction of 1.5% of the gold value by Fidelity.

4.4           Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding quarter and for 2013 and 2012 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine – Costs
US$/ounce sold
	Year 2012	Year 2013	Q1 2014	Q2 2014
On-Mine cash cost (ii)	570	613	651	624
Royalty(i)	116	101	89	89
Community costs relating to ongoing production	-	-	-	-
Permitting costs related to current operations	5	3	2	3
3rd party smelting, refining and transport costs	6	7	1	2
Operating cost per ounce	698	724	743	718
Corporate general and administrative costs (incl. share based remuneration)	90	124	132	143
Reclamation and remediation of operating sites	2	2	2	2
Exploration and study costs	-	2	3	3
Capital expenditure	67	125	43	14
All-in Sustaining Cost per ounce (ii)	857	977	923	881
Costs not related to current production
Community costs	25	49	-	-
Permitting costs	17	2	1	1
Exploration and study costs	-	3	3	3
Capital expenditure	29	78	107	92
All-in Cost per ounce	929	1,109	1,034	977
(i)	Blanket pays a royalty to the Zimbabwean government on gross revenue. Since 1 January 2012 the royalty rate has been 7% prior to which it was 4%
(ii)	Non-IFRS measures such as “On-Mine Cash Cost per Ounce”, “All-in Sustaining Cost per Ounce” and “All-in Cost per Ounce” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The on-mine cash cost per ounce of gold sold is calculated on the basis of sales and not production. The cost per ounce in the Quarter at all levels (i.e. on-mine cash cost, operating cost, all-in sustaining cost and all-in cost per ounce) was lower than the previous quarter, notwithstanding the lower sales in the Quarter.  On-mine costs benefitted from improved cost control measures which were introduced in the Quarter and reduced cyanide consumption as a result of the introduction of oxygen sparging into the CIL system as discussed in Section 4.6.  All-in sustaining costs and All-in costs also benefitted from the reduced levels of capital investment.  Lower sustaining capital investment reflects the generally good condition of Blanket’s equipment after several years of intensive investment.

4.5           Underground

AR South continued to be the most important production area during the Quarter with ore being trammed on the 18 Level and 22 Level haulages.  Production from Lima and Blanket-Feudal above 9 Level was stopped in the Quarter because the grades in these sections became uneconomic at the current gold price.  All infrastructure and services in the areas where production was discontinued have been left intact so that these areas can be re-commissioned if the gold price increases.  Production from the above areas will be replaced by ore from two future production sections which are being brought into production earlier than originally planned, viz. Lima above 510 Level and AR South above 380 Level.  Production from the new areas is still in the build-up phase, and development in these areas has been intensified to reach full potential by Q4 of 2014.

Blanket mine is currently preparing its annual business plan and budget cycle for 2015.  The medium term production scenarios for the next three years are also being reassessed, taking into consideration the continued low gold price, the marginal production areas, the availability of new sources of production and future capital commitments.

The achieved ore grade for the Quarter was higher than for the preceding two quarters which were affected by both external and internal dilution.  External dilution was largely caused by ring drilling in long-hole stopes which resulted in sloughing of the stope sidewalls.  Internal dilution was mainly due to low grade and barren patches within the ore-bodies.  Ring drilling has now been discontinued in the long-hole stopes and has been replaced with holes drilled parallel to the sidewalls.   Improved grade control combined with the early termination of mining in low grade areas contributed to the improved average grade in the Quarter compared to the preceding two quarters.  As advised in the preceding MD&A, Management believes that an average head grade of between 3.6 and 3.8 g/t Au can be maintained.

Underground development activities continued throughout the Quarter and the total development advance was 1,373 meters compared to a planned advance of 1,584 meters and an advance of 1,392 meters in the preceding quarter.  The shortfall against plan was due to the transfer of four machine crews from production development to capital development projects.   Installation of the new Centac compressor remains stalled by the inability of the Zimbabwe Electricity Transmission and Distribution Corporation (“ZETDC”), the state-owned electricity distribution company, to service their faulty transformer and equipment. Indications are that the transformer will be operational during Q3.

As advised in a News Release on July 15, 2014, Management expects that production for the 12 months to December 31, 2014 will be approximately 45,000 ounces.

4.6           Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency: overall recovery in the Quarter was 94.1% compared with 93.6% in the previous quarter and the budgeted rate of 93.0%.  The improved recovery was due to the sparging of oxygen in the CIL system, which improved recovery and also reduced cyanide consumption.  The PSA plant which produces oxygen has been re-commissioned and produces oxygen at approximately half of the cost of purchased liquid oxygen.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

4.7           Capital Projects

The main capital developments are:

•	the haulage extension on 22 Level from AR Main to Lima; and

•	the No. 6 Winze Project - Shaft Deepening from 750 to the 1,080 meter level.

Further information on each of these Projects is set out below.

22 Level Haulage Extension

The 22 Level haulage extension will link the Blanket and Lima Sections over a distance of 2,000 metres on the 22 Level (750 meters below surface) and will allow for the accelerated commencement of mining in any new mining areas defined above 750 meters.  Crosscuts from the 22 Level Haulage are also being developed to provide drilling platforms for the exploration drilling below 750 meters for resource definition purposes.  Work on the 22 Level Haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage advanced a further 82 metres towards Lima (153 meters in the preceding quarter) against a plan of 144 meters.  Work on the haulage was temporarily suspended to allow for additional work on the Eroica diamond drill cross cut from which exploration drilling into the Eroica zone below 750 meters will be carried out.

No. 6 Winze Project - Shaft Deepening to 1080 m

The No. 6 Winze project will provide access to the 3 Blanket resource bodies below 22 Level, i.e. Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  The pre-production capital cost of this project is estimated to be US$5 million, which will be funded from Blanket’s internal cash flows.  Work on this project continues using a crew which specialises in mechanised shaft sinking.  Sinking of the new shaft extension has reached 800 metres, however progress on sinking has been hampered by the temporary inability to clear waste rock within one shift after each blast which has resulted in the daily planned advance being reduced from 1.8m to 1.2m. The Cactus Grab which is used to load the waste mechanically is being modified to rectify the problem. Waste loading is currently done by hand.

4.8           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

The outstanding balance of the facilitation loans as at June 30, 2014 was US$30.9 million (December 31, 2013, US$30.7 million).  The slight increase in the balance of the facilitation loans reflects the fact that Blanket’s dividend payments in the first six month which were used to repay the facilitation loans were less than the interest which accumulated on the loans. The overall level of the facilitation loans at June 30, 2014 is broadly as anticipated when the indigenisation transactions were concluded in September 2012.   The vendor facilitation loans are not shown as receivables in Caledonia’s Audited Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Audited Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9           Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreement set out in Section 4.8 of this MD&A Blanket, as a fully indigenised entity can implement its organic growth strategy and, in addition, may be able to take advantage of acquisition opportunities that could arise in Zimbabwe.

•	Increased production: Blanket’s existing reserves and resources could support a further increase in production, provided the necessary investments in resource development can be made.

•
Surplus capacity: The Blanket Mine currently has a daily average mining capacity of over 1,200tpd; the hoisting capacity is approximately 3,000tpd; the crushing and milling plant has the capacity to process approximately 1,450tpd (increasing to approximately 3,000tpd after scheduled investment) and the Carbon-in-Leach plant has capacity of 3,800 tonnes per day. It is believed that there would be sufficient capacity to process any additional throughput arising from an increase in mining production with moderate capital investment and incurring only consumable costs to treat any increased throughput.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known mineralised zones and the satellite exploration projects at the GG Project and the Mascot Project Area.  Depending on future exploration success, Blanket may be able to further increase its targeted production levels.

4.10           Outlook

In Q1 2013, Blanket Mine embarked on a strategy to increase gold production over the next 4 years by accelerating the access to resources below 22 Level. The strategy was based on being able to add to existing production sources by accessing new resource blocks in the Blanket section below 22 Level.

Since this plan was initiated, the gold price has fallen from approximately US$1,700 per ounce to the current level of approximately US$1,300 per ounce, and projections for future gold prices have also been significantly reduced.  As set out in Section 4.5 of this MD&A, gold production has been adversely affected by lower than anticipated grades caused largely by unavoidable dilution within certain mineral reserve blocks and which has resulted in rescheduling of production areas and hence target gold production guidance for 2014 being reduced from 48,000 ounces to approximately 45,000 ounces.  In addition, there is upward pressure on taxes and regulatory fees in Zimbabwe and the regulatory environment in Zimbabwe remains subject to unexpected adverse changes.  Although Blanket mine remains cash generative, the combined effect of the lower gold price (exacerbated by the 1.5% of the gold value that is retained by Fidelity), lower than anticipated gold production and the increased tax burden in Zimbabwe means that the rate of cash generation at Blanket is lower than anticipated.  Accordingly, management at Blanket and Caledonia is currently reviewing the medium term capital investment programme at Blanket.  The revised planned programme, which is expected to be finalised in Q4 of 2014, may result in revisions to the rate of increase in Blanket’s future production.

Sustaining capital investment in the Quarter was reduced to a very low level, which reflects the generally good condition of Blanket’s equipment after several years of intensive investment.  Sustaining investment is likely to increase to normal levels so as to maintain the Blanket’s operating integrity and to cater for the increased sustaining investment that will be required to maintain underground equipment at the increased production tonnages.

5     EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1           Blanket Exploration

Exploration activities at Blanket Mine targets the depth extension of the current Blanket Mine ore bodies and involves drilling from 18 and 22 Levels below the current depth of mine activities.  Drilling during the Year has located the Blanket “4 Ore Body” on strike of the “2 Ore Body”, which adds substantially to the strike of mineralized zones present in this area and which will be fully evaluated using the access gained via the No. 6 Winze.  During the Quarter one further exploration hole was drilled into the Blanket zone below 750 meters.  A compilation of recent diamond drill intersections of the mineralised shoots below Blanket section is presented in the table below. Based on this information, additional inferred resources amounting to approximately 500,000 tonnes at 3.9 g/t was added to the Blanket mine mineral resources which was disclosed in the 2014 Annual Information Form.

Exploration drilling into the AR Main zone below 22 Level (750 m) was adversely affected by frequent mechanical breakdowns and the recently acquired diamond drill in this location had to undergo a complete refurbishment before it was able to drill two holes totalling 844 meters against a plan of 2,190 meters.  Both of the holes intersected mineralisation confirming the down dip extension of the AR Main body but further drill intersection will be required before a quantitative assessment of the resource can be made.

	COLLAR			INTERSECTION DETAILS
Drill Hole ID	Northing (X)	Easting (Y)	Elevation (Z)	Depth from (m)	Depth to (m)	Intersection Length (m)	Azimuth (°)	Dip (°)	Total Depth (m)	Gold Grade (g/t)	True Thick. (m)

630 B 01/13	2307115	10275	502.2	407.8	413.2	5.40	290.5	37.8	481.7	3.57	4.78

630 B 02.13	2307115	10274	502.1	326.8	333.9	7.05	297.9	2S.1	394.6	5.96	6.71
				353.6	359.6	6.00	29S.4	25.7	394.6	6.03	5.78
				366.7	367.9	1.20	29S.7	24.7	394.6	5.49	1.02

630 B 03/13	2307115	10275	502.1	460.9	462.5	1.62	298.7	42.9	563.0	14.57	1.36
				492.3	495.3	2.95	301.1	40.6	563.0	10.54	254
				503.0	503.5	0.50	301.4	39.7	563.0	15.54	0.43
				526.2	52S.2	2.06	301.0	38.0	563.0	5.55	1.82

630 B 04/13	2307114	10275	502.1	352.0	355.0	3.00	266.2	34.8	498.0	3.28	273

630 B 05/13	2307114	10275	502.2	313.3	317.5	4.20	255.3	31.6	421.6	243	3.91

630 B 06/13	2307114	10275	502.4	377.4	378.0	0.60	255.0	46.8	415.7	209	0.48

630 B 07/13	2307115	10275	502.7	524.0	524.6	0.60	267.8	61.9	532.1	1.59	0.37

630 B 08/13	2306910	10313	501.7	262.5	265.5	3.00	252.6	50.9	366.8	234	9 97
				977 7	2S1.0	3.35	247.6	49.9	366.8	254	257
				308.6	312.2	3.60	247.1	47.0	366.8	231	288
				320.0	321.8	1.80	247.3	46.0	366.8	239	1.45

Caledonia has a conservative approach to accruing new resources into the inferred category: only resource blocks with an estimated grade in excess of the pay limit are taken into inventory.

5.2           Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold mines which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area (which comprises three former mining operations i.e. Mascot, Eagle Vulture and Penzance) which, based on past production records, are likely to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of seventeen diamond-cored holes totalling 4,800m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization.

During the previous quarter the development on 120 meter level was completed to approximately 160 meters east of the shaft and four drill cubbies were completed from which horizontal and inclined holes were drilled into the two zones (North and South zones) that were identified by surface drilling.  This drilling intersected the identified zones, with the North zone hosting the more extensive mineralization.

Based on the work in the previous quarter, strike development was done in Q2 on 120m level towards the North Zone which exposed a highly altered shear system hosted in a khaki-grey phyllitic lava with ubiquitous acicular arsenopyrite mineralisation and minor pyrite and pyrrhotite as secondary sulphide minerals.  Within an envelope 40 metres long by 10 metres wide, gold values average approximately 3.5 g/t.  The identified zone displays a “pinch and swell” structure and dips steeply to the north at about 85 degrees.  Further diamond drilling continues to investigate the upward and downward extensions of this zone.

Work will resume on sinking the shaft from 120m to 210m, at which stage level development will be done on the 150m, 180m and 210m levels to expose the zone that has been identified on 120m.

As noted in the previous quarter, metallurgical test work continues on fresh material from this zone.  The preliminary indications are that material from the GG Project is refractory and does not result in the same gold recovery when treated with Blanket’s metallurgical process.  Exploration will continue with the objective of identifying the extent and characteristics of mineralisation at the GG Project so that an assessment can be made of the optimal scale and processing methodology for material from the GG Project.

Mascot Project Area

Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.

In the previous quarter, underground development on Levels 1 and 2 (60m and 90 meters below surface respectively) confirmed the existence of potentially payable mineralisation in the North zone.   In Q2 of 2014 development continued along the North Zone on the 150m level adding to the extent of known mineralization. The 150m level will also be used to target a high grade zone on the South Zone.

6.	INVESTING

An analysis of Caledonia’s investment in the Quarter, the preceding quarter and 2013 and 2012 is set out below.

Capital Investment
			2012 Year	2013 Year	2014 Q1	2014 Q2
Total Investment	$	C’000	7,909	11,738	2,032	1,550
Nama Project (i)	$	C’000	3,614	2,637	-	-
Blanket	$	C’000	4,280	9,066	2,032	1,550
(i)	Nama is a base metal exploration project in Zambia which was fully impaired at December 31, 2013.

All investment at Blanket is funded from Blanket’s internal cash flows.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At June 30, 2014 this facility was undrawn.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at June 30, 2014 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
	As at	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013	Mar 31 2014	June 30 2014
Gross Cash and cash equivalents in the statement of financial position		25,189	22,475	25,099	25,222	26,714	25,842
Overdraft		-	-	1,204	1,796	-	-
Cash and cash equivalents in the statement of cash flows		25,189	22,475	23,895	23,426	26,714	25,842
Working capital		28,327	27,257	29,389	28,620	31,380	30,626

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.

The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

The Company’s liquid assets as at June 30, 2014 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.9 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Unaudited Consolidated Financial Statements).  The company has the following contractual obligations at June 30, 2014.

Payments due by Period (Thousands of Canadian dollars)
	Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Current liabilities		5,529	-	-	-	5,529
Purchase obligations		530	530	Nil	Nil	530

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately US$33 million between May 14, 2014 and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations.  Caledonia has no obligations in respect of capital or operating leases. As of June 30, 2014, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines7 – if and when those mines are permanently closed – at an estimated discounted cost of $2,022,000 ($1,572,000 – 2013).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

7    Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Cost per ounce

Non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On – mine cash cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of Cost per Ounce Data to IFRS
	Year 2012	Year 2013	Q1 2014	Q2 2014
Production costs (IFRS) (C$’000’s)	25,653	27,412	8,788	7,768
Less site restoration costs (C$’000’s)	(43)	(151)	(9)	(10)
Less exploration costs (C$’000’)	(831)	(393)	(107)	(103)
Reversal of claim fee provision (C$’000’s)	-	970	-	-
Reallocated admin costs	(247)	(337)	49	169
Realisation charges	-	(284)	(16)	(39)
Non-Blanket production costs	(121)	(102)	(97)	(114)
Inter company profit elimination	1,353	1,332	151	(26)
Adjusted production costs (C$’000’s)	25,764	28,447	8,759	7,645
Exchange rate (C$/US$)	1.00	1.03	1.10	1.09
On-mine Production costs (US$’000’s )	25,769	27,619	7,948	7,007
Gold Sales (oz)	45,181	45,048	12,210	11,223
On-mine cash cost (US$/oz)	570	613	651	624
Royalty (US$’000’s)	5,262	4,544	1,084	999
Permitting costs (US$’000’s)	225	135	30	30
Refining and 3rd party smelting (US$’000’s)	290	301	15	26
Administrative expenses (C$’000’s) (i)	4,055	5,742	1,778	1,760
Exchange rate	1.00	1.03	1.10	1.09
Administrative expenses (US$’000’s)	4,056	5,575	1,613	1,613
Reclamation and remediation of operating sites (US$’000)	90	107	19	19
Exploration and study costs (US$’000’s)	3	85	36	35
Sustaining capital investment (US$’000’s)	3,044	5,653	529	158
All-in Sustaining cost (US$’000)	38,739	44,019	11,274	9,887
Gold sales (oz)	45,181	45,047	12,210	11,223
All-in sustaining cost per ounce (US$/oz)	857	978	923	881
Costs not related to current production
Community costs (US$’000’s)	1,137	2,200	-	-
Permitting (US$’000’s)	785	106	14	14
Exploration (US$’000’s)	15	120	32	31
Capital investment (US$’000’s)	1,306	3,530	1,309	1,029
All-in Costs (US$’000’s)	41,981	49,975	12,627	10,960
Gold Sold (oz)	45,181	45,047	12,210	11,223
All-in Costs per ounce (US$/oz)	929	1,109	1,035	977

Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Received Gold Price per Ounce to IFRS
	Year 2012	Year 2013	Q1 2014	Q2 2014
Revenue (IFRS) (C$’000’s)	75,221	65,113	17,063	15,555
Less miscellaneous income	-	(947)	-	-
Revenue from precious metal sales (C$’000s)	75,221	65,113	17,063	15,555
Exchange rate (C$/US$)	1.002	0.97	0.91	0.93
Revenue from precious metal sales (US$’000’s)	75,340	63,216	15,497	14,300
Revenues from sales of silver (US$’000s)	(72)	(78)	(3)	(34)
Revenues from sales of gold (US$’000s)	75,268	63,138	15,494	14,266
Gold ounces sold	45,181	45,048	12,210	11,223
Average realised gold price per ounce (US$)	1 666	1,402	1,269	1,271

The average realised gold price from Q1 of 2014 is after deduction of 1.5% of the value of the gold delivered to and sold by Fidelity, in terms of Blanket’s sale agreement with Fidelity.

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Q1 2013	Q2 2013	Year 2013	Q1 2014	Q2 2014
Profit/(loss) attributable to owners of the company (IFRS)	4,593	3,055	(3,055)	3,479	1,840
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	-	(105)	(35)	(56)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	-	1,640	1,640	-	-
Foreign exchange (profit)/loss	-	-	(1,677)	(1,311)	129
Asset impairment	-	-	14,203	-	-
Deferred tax	-	-	2,185	-	-
Withholding tax on distributions in specie	1,531		1,531	-	-
Adjusted profit	6,124	4,695	14,722	2,133	1,913
Weighted average shares (m)	51.5	51.8	51.5	52.1	52.1
Adjusted eps (cents)	11.9	9.1	28.3	4.1	3.7

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	Six months ended June 30, 2014		Six months ended June 30, 2013
	$	’000	$	’000
Rent paid to Bastian Investments CC, a company owned by members of the President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.		18		19

Additional information on related party transactions is set out in note 13 to the unaudited consolidated financial statements.  On July 15, 2014 Caledonia served six months notice on Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Caledonia’s President and Chief Executive Officer.  Negotiations are in progress for alternative arrangements to secure the continued services of the President and Chief Executive Officer.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2014 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

i) Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

    iv) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Caledonia also applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

    v) Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 21 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

    vi) Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

    vii) Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13.	FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Fidelity Printers and Refiners before quarter end. The amount was settled in July 2014.

Impairment losses

None of the trade and other receivables is past due at the period-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to changes in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; the second quarterly dividend was paid on April 30, 2014; the third quarterly dividend was paid on July 31, 2014.  It is expected that the fourth quarterly dividend for 2014 will be paid on October 30.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.  It is currently expected that the quarterly dividend policy will continue and that the 2015 dividend will be no less than the aggregate dividend paid in 2014.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

On April 12, 2013, the one-for-ten share consolidation was implemented pursuant to the special resolution passed at the special meeting of Caledonia shareholders held on January 24, 2013.

15.	SECURITIES OUTSTANDING

As at August 11, 2014 Caledonia had 52,117,908 common shares outstanding. Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
1,646,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
930,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,796,920

(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 2,414,878 shares.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements for the year ended December 31, 2013.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 and 6.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Electricity supply:  Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure.  This has historically resulted in frequent interruptions to the power supply at Blanket Mine.  Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff.  However, the continued failure of the state-owned distribution company to maintain its equipment continues to hamper Blanket’s ability to install new equipment at Blanket Mine.

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•
Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations (including the ability to export geological samples for assay and analysis on a timely basis) and/or the ability of Caledonia to receive payments.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•
Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity has failed to pay Blanket in the past.

17.       FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICOFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of six Directors or officers, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.